Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115543
PROSPECTUS SUPPLEMENT NO. 3
(To Prospectus Dated September 27, 2004,
to Prospectus Supplement No. 1 Dated November 8, 2004
and to Prospectus Supplement No. 2 Dated November 16, 2004)

AMH HOLDINGS, INC.

OFFER TO EXCHANGE

REGISTERED 11 1/4% SENIOR DISCOUNT NOTES DUE 2014

FOR UP TO

$446,000,000 PRINCIPAL AMOUNT AT MATURITY OF 11 1/4%

SENIOR DISCOUNT NOTES DUE 2014

     The following information supplements the prospectus dated September 27, 2004, the prospectus supplement no. 1 dated November 8, 2004 and the prospectus supplement no. 2 dated November 16, 2004, relating to the offer by AMH Holdings, Inc. (“we,” “us,” “our company” or “AMH”) to exchange up to $446,000,000 in aggregate principal amount at maturity of our registered 11 1/4% Senior Discount Notes due 2014 for a like aggregate principal amount at maturity of our issued and outstanding 11 1/4% Senior Discount Notes due 2014, with information regarding a plan to close our vinyl siding plant in Freeport, Texas, which is expected to be completed in the second quarter of 2005. The exchange offer expired on October 27, 2004 and is no longer open for participation.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 19, 2004.

      On November 16, 2004, Associated Materials Incorporated, which is our indirect wholly-owned subsidiary, committed to a plan to close its vinyl siding manufacturing plant located in Freeport, Texas. The closing of the plant, which is expected to be completed in the second quarter of 2005, is being taken to rationalize production capacity and reduce fixed costs. We believe we have sufficient capacity at our other facilities to meet anticipated sales of vinyl siding and accessories. Additionally, we believe we can improve product quality and efficiency by upgrading equipment at our remaining facilities.

      At this time, we are unable in good faith to make a determination of (1) an estimate of the total amount or range of amounts expected to be incurred in connection with each major type of cost associated with this course of action; (2) an estimate of the total amount or range of amounts expected to be incurred in connection with the action; and (3) an estimate of the amount or range of amounts of the charge that will result in future cash expenditures. We intend to disclose such estimates or range of estimates within four business days after we make a determination of such estimates or range of estimates.

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